Exhibit 99.2
                        Management Discussion & Analysis
Management of Algonquin Power & Utilities Corp. (“APUC” or the “Company” or the “Corporation”) has prepared the following discussion and analysis to provide information to assist its shareholders’ understanding of the financial results for the three and nine months ended September 30, 2019. This Management Discussion & Analysis (“MD&A”) should be read in conjunction with APUC’s unaudited consolidated financial statements for the three and nine months ended September 30, 2019 and 2018. This MD&A should also be read in conjunction with APUC's audited consolidated financial statements for the years ended December 31, 2018 and 2017. This material is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar, and on the APUC website at www.AlgonquinPowerandUtilities.com. Additional information about APUC, including the most recent Annual Information Form (“AIF”), can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.
Unless otherwise indicated, financial information provided for the three and nine months ended September 30, 2019 and 2018 has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, the Company's financial information may not be comparable with financial information of other Canadian companies that provide financial information on another basis.
All monetary amounts are in thousands of U.S. dollars, except where otherwise noted. We denote any amounts denominated in Canadian dollars with "C$" immediately prior to the stated amount.
This MD&A is based on information available to management as of November 7, 2019.

Caution Concerning Forward-Looking Statements, Forward-Looking Information and Non-GAAP Measures
Forward-Looking Statements and Forward-Looking Information
This document may contain statements that constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but is not limited to, statements relating to: expected future growth and results of operations; liquidity, capital resources and operational requirements; rate reviews, including resulting decisions and rates and expected impacts and timing; sources of funding, including adequacy and availability of credit facilities, debt maturation and future borrowings; expectations regarding the use of proceeds from equity financing, including the Offering and the ATM Program (each as defined herein); ongoing and planned acquisitions, projects and initiatives, including expectations regarding costs, financing, results and completion dates; expectations regarding the anticipated closing of APUC's acquisition of the Bermuda Electric Light Company; expectations regarding the Company's corporate development activities and the results thereof; expectations regarding regulatory hearings, motions and approvals; expectations regarding the cost of operations, capital spending and maintenance, and the variability of those costs; expected future capital investments, including expected timing, investment plans, sources of funds and impacts; expectations regarding generation availability, capacity and production; expectations regarding the outcome of existing or potential legal and contractual claims and disputes; expectations regarding the ability to access the capital market on reasonable terms; strategy and goals; contractual obligations and other commercial commitments; environmental liabilities; dividends to shareholders; expectations regarding the maturity and redemption of APUC's outstanding subordinated notes; expectations regarding the impact of tax reforms; credit ratings; anticipated growth and emerging opportunities in APUC’s target markets; accounting estimates; interest rates; currency exchange rates; and commodity prices. All forward-looking information is given pursuant to the “safe harbor” provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of sustained interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational disruptions or liability due to natural disasters or catastrophic events; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social and market conditions; the successful and timely development and construction of new projects; the absence of material capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of observed weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a material change in political conditions or public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; the absence of a material decrease in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cyber security; favourable relations with external stakeholders; and favourable labour relations.
The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social and market conditions; changes in customer energy usage patterns and energy demand; global climate change; the incurrence of environmental liabilities; natural disasters and other catastrophic events; the failure of information technology infrastructure and cybersecurity; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; critical equipment breakdown or failure; terrorist attacks; fluctuations in commodity prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; sustained increases in interest rates; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on commercially reasonable terms; disputes with taxation authorities or changes to

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	2

applicable tax laws; failure to identify, acquire or develop appropriate projects to maximize the value of production tax credit qualified equipment; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes to health and safety laws, regulations or permit requirements; failure to comply with and/or changes to environmental laws, regulations and other standards; compliance with new foreign laws or regulations; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; delays and cost overruns in the design and construction of projects; loss of key customers; failure to realize the anticipated benefits of acquisitions or joint ventures; Atlantica (as defined herein) or the Corporation’s joint venture with Abengoa (as defined herein) acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica's ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation’s interests; and fluctuations in the price and liquidity of the Corporation’s common shares. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading “Enterprise Risk Management” and in the Corporation's most recent AIF.
Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference between subsequent actual events and such forward-looking information, except to the extent required by law. All forward-looking information contained herein is qualified by these cautionary statements.
Non-GAAP Financial Measures
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (“Adjusted EBITDA”), “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales" and "Divisional Operating Profit" are used throughout this MD&A. The terms “Adjusted Net Earnings”, “Adjusted Funds from Operations”, "Adjusted EBITDA", "Net Energy Sales", "Net Utility Sales" and "Divisional Operating Profit" are not recognized measures under U.S. GAAP. There is no standardized measure of “Adjusted Net Earnings”, "Adjusted EBITDA", “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales", and "Divisional Operating Profit"; consequently, APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “Adjusted Net Earnings”, "Adjusted EBITDA", “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales", and "Divisional Operating Profit" can be found throughout this MD&A.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts, changes in value of investments carried at fair value, and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	3

performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Net Energy Sales
Net Energy Sales is a non-GAAP measure used by investors to identify revenue after commodity costs used to generate revenue where such revenue generally increases or decreases in response to increases or decreases in the cost of the commodity used to produce that revenue. APUC uses Net Energy Sales to assess its revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through either directly or indirectly in the rates that are charged to customers. APUC believes that analysis and presentation of Net Energy Sales on this basis will enhance an investor’s understanding of the revenue generation of its businesses. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP.
Net Utility Sales
Net Utility Sales is a non-GAAP measure used by investors to identify utility revenue after commodity costs, either natural gas or electricity, where these commodity costs are generally included as a pass through in rates to its utility customers. APUC uses Net Utility Sales to assess its utility revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through and paid for by utility customers. APUC believes that analysis and presentation of Net Utility Sales on this basis will enhance an investor’s understanding of the revenue generation of its utility businesses. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP.
Divisional Operating Profit
Divisional Operating Profit is a non-GAAP measure. APUC uses Divisional Operating Profit to assess the operating performance of its business groups without the effects of (as applicable): depreciation and amortization expense, corporate administrative expenses, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, gain or loss on foreign exchange, earnings or loss from discontinued operations, non-service pension and post-employment costs, and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the divisional units. Divisional Operating Profit is calculated inclusive of interest, dividend and equity income earned from indirect investments, and Hypothetical Liquidation at Book Value (“HLBV”) income, which represents the value of net tax attributes earned in the period from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s divisional operating performance. Divisional Operating Profit is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP.
Capitalized terms used herein and not otherwise defined will have the meanings assigned to them in the Company's most recent AIF.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	4

Overview and Business Strategy
APUC is incorporated under the Canada Business Corporations Act. APUC owns and operates a diversified portfolio of regulated and non-regulated generation, distribution, and transmission utility assets which are expected to deliver predictable earnings and cash flows. APUC seeks to maximize total shareholder value through real per share growth in earnings and cash flows to support a growing dividend and share price appreciation.
APUC’s current quarterly dividend to shareholders is $0.1410 per common share or $0.5640 per common share per annum. Based on exchange rates as at November 6, 2019, the quarterly dividend is equivalent to C$0.1858 per common share or     C$0.7432 per common share per annum. APUC believes its annual dividend payout allows for both an immediate return on investment for shareholders and retention of sufficient cash within APUC to fund growth opportunities. Changes in the level of dividends paid by APUC are at the discretion of the APUC Board of Directors (the “Board”), with dividend levels being reviewed periodically by the Board in the context of APUC's financial performance and growth prospects.
APUC's operations are organized across two primary North American business units consisting of: the Liberty Utilities Group, which primarily owns and operates a portfolio of regulated electric, natural gas, water distribution and wastewater collection utility systems, and transmission operations; and the Liberty Power Group, which owns and operates a diversified portfolio of non-regulated renewable and thermal electric generation assets. APUC also currently owns a 44.2% beneficial stake in Atlantica Yield plc (NASDAQ: AY) ("Atlantica"), a company that acquires, owns and manages a diversified international portfolio of contracted renewable energy, power generation, electric transmission, and water assets. The investment in Atlantica is reported under the Liberty Power Group.
Liberty Utilities Group
The Liberty Utilities Group operates a diversified portfolio of regulated utility systems throughout the United States and Canada serving approximately 801,000 connections. The Liberty Utilities Group seeks to provide safe, high quality, and reliable services to its customers and to deliver stable and predictable earnings to APUC. In addition to encouraging and supporting organic growth within its service territories, the Liberty Utilities Group seeks to deliver continued growth in earnings through accretive acquisitions of additional utility systems.
The Liberty Utilities Group's regulated electrical distribution utility systems and related generation assets are located in the States of California, New Hampshire, Missouri, Kansas, Oklahoma, and Arkansas which together serve approximately 266,000 electric connections. The group also owns and manages generating assets with a gross capacity of approximately 1.7 GW and has investments in generating assets with approximately 0.3 GW of net generation capacity.
The Liberty Utilities Group's regulated natural gas distribution utility systems are located in the States of: Georgia, Illinois, Iowa, Massachusetts, New Hampshire, and Missouri which together serve approximately 339,000 natural gas connections. On October 1, 2019, with the acquisition of the Enbridge Gas New Brunswick Limited Partnership ("New Brunswick Gas" or the "New Brunswick Gas System"), the Liberty Utilities Group expanded its footprint into Canada and added an additional 12,000 connections. On November 1, 2019, with the acquisition of the St. Lawrence Gas Company Inc. ("St. Lawrence Gas" or the "St. Lawrence Gas System"), the Liberty Utilities Group also added an additional 17,000 connections in New York State.
The Liberty Utilities Group's regulated water distribution and wastewater collection utility systems are located in the States of Arizona, Arkansas, California, Illinois, Missouri, and Texas which together serve approximately 167,000 connections.
Liberty Power Group
The Liberty Power Group generates and sells electrical energy produced by its diverse portfolio of non-regulated renewable power generation and clean power generation facilities located across North America. The Liberty Power Group seeks to deliver continuing growth through development of new greenfield power generation projects and accretive acquisitions of additional electrical energy generation facilities.
The Liberty Power Group owns and operates hydroelectric, wind, solar, and thermal facilities with a combined gross generating capacity of approximately 1.5 GW. Approximately 86% of the electrical output is sold pursuant to long term contractual arrangements which as of September 30, 2019 had a production-weighted average remaining contract life of approximately 14 years.
APUC currently has a 44.2% interest in Atlantica. Atlantica owns and operates a portfolio of international clean energy and water infrastructure assets under long term contracts with a Cash Available for Distribution ("CAFD") weighted average remaining contract life of approximately 18 years as of December 31, 2018.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	5

Corporate Development
The Company's development activities for projects either owned directly by the Company or indirectly through AAGES entities are undertaken primarily by Abengoa-Algonquin Global Energy Solutions ("AAGES"), a joint venture with Abengoa S.A. (MC: ABG) ("Abengoa"), an international infrastructure construction company. AAGES and its affiliates work with a global reach to identify, develop, and construct new renewable power generating facilities, power transmission lines, and water infrastructure assets. Once a project developed by AAGES has reached commercial operations ("COD"), APUC will work with AAGES to jointly determine whether it will be optimal for such project to be held by APUC, remain in AAGES, or be offered for sale to Atlantica or, in limited circumstances, another party.
Major Highlights
Corporate Highlights
Quarterly Operating Results
APUC's operating results relative to the same period last year are as follows.

(all dollar amounts in $ millions except per share information)	Three Months Ended September 30
	2019	2018	Change
Net earnings attributable to shareholders	$115.8	$57.9	100%
Adjusted Net Earnings[1]	$69.2	$49.7	39%
Adjusted EBITDA[1]	$186.9	$165.5	13%
Net earnings per common share	$0.23	$0.12	92%
Adjusted Net Earnings per common share[1]	$0.14	$0.10	40%

1	See Non-GAAP Financial Measures.
Declaration of 2019 Fourth Quarter Dividend of $0.1410 (C$0.1858) per Common Share
APUC currently targets annual growth in dividends payable to shareholders underpinned by increases in earnings and cash flow. In setting the appropriate dividend level, the Board of APUC considers the Company’s current and expected growth in earnings per share as well as dividend payout ratio as a percentage of earnings per share and cash flow per share.
On November 7, 2019, APUC announced that the Board of APUC declared a fourth quarter 2019 dividend of $0.1410 per common share payable on January 15, 2020 to shareholders of record on December 31, 2019. Based on the Bank of Canada exchange rate on the declaration date, the Canadian dollar equivalent for the fourth quarter 2019 dividend is set at C$0.1858 per common share.
The previous four quarter U.S. dollar dividends per common share and equivalent Canadian dollar dividends per common share have been as follows:

	Q1 2019	Q2 2019	Q3 2019	Q4 2019	Total
U.S. dollar dividend	$0.1282	$0.1410	$0.1410	$0.1410	$0.5512
Canadian dollar equivalent	$0.1685	$0.1899	$0.1878	$0.1858	$0.7320

Common Equity Financing
In October 2019, APUC sold approximately 26.3 million of its common shares at a price of $13.50 by way of an underwritten marketed public offering (the "Offering") for total gross proceeds of approximately $354.4 million. The Offering primarily targeted U.S. investors.
The proceeds of the Offering will be used to partially finance certain of the Company's previously announced acquisitions and to partially finance the Company's renewable development growth projects, and for general corporate purposes.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	6

Liberty Utilities Group Highlights
Acquisition of New Brunswick Gas
On October 1, 2019, the Liberty Utilities Group completed the acquisition of the New Brunswick Gas System for approximately C$339 million. New Brunswick Gas is a regulated utility that provides natural gas to approximately 12,000 customers in 12 communities across New Brunswick, and operates approximately 1,200 km of natural gas distribution pipeline.
Acquisition of St. Lawrence Gas
On November 1, 2019, the Liberty Utilities Group completed the acquisition of the St. Lawrence Gas System for approximately $61.8 million. St. Lawrence Gas is a regulated utility that provides natural gas to approximately 17,000 customers in the state of New York and operates approximately 1,100 km of natural gas distribution pipeline.
Liberty Power Group Highlights
Maverick Creek Wind Project Joint Venture
On August 8, 2019, the Liberty Power Group agreed to jointly develop an approximately 490 MW Maverick Creek Wind Project located in Concho County, Texas (“Maverick Wind Project”) with Renewable Energy Systems Americas Inc. (“RES”). Construction of the project is expected to begin in November 2019, and the project is expected to achieve COD in the fourth quarter of 2020 (see Corporate Development Activities).
2019 Third Quarter Results From Operations

Key Financial Information	Three Months Ended September 30
(all dollar amounts in $ millions except per share information)	2019	2018
Revenue	$365.6	$366.2
Net earnings attributable to shareholders	115.8	57.9
Cash provided by operating activities	188.1	131.5
Adjusted Net Earnings[1]	69.2	49.7
Adjusted EBITDA[1]	186.9	165.5
Adjusted Funds from Operations[1]	120.1	127.9
Dividends declared to common shareholders	70.4	61.0
Weighted average number of common shares outstanding	495,912,305	473,774,957
Per share
Basic net earnings	$0.23	$0.12
Diluted net earnings	$0.23	$0.12
Adjusted Net Earnings[1,2]	$0.14	$0.10
Dividends declared to common shareholders	$0.14	$0.13

1	See Non-GAAP Financial Measures
2	APUC uses per share Adjusted Net Earnings to enhance assessment and understanding of the performance of APUC.
For the three months ended September 30, 2019, APUC experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7572 as compared to 0.7652 in the same period in 2018. As such, any quarter over quarter variance in revenue or expenses, in local currency, at any of APUC’s Canadian entities is affected by a change in the average exchange rate upon conversion to APUC’s reporting currency.
For the three months ended September 30, 2019, APUC reported total revenue of $365.6 million as compared to $366.2 million during the same period in 2018, a decrease of $0.6 million. The major factors resulting in the decrease in APUC revenue in the three months ended September 30, 2019 as compared to the corresponding period in 2018 are set out as follows:

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(all dollar amounts in $ millions)	Three Months Ended September 30
Comparative Prior Period Revenue	$366.2
LIBERTY UTILITIES GROUP
Existing Facilities
Electricity: Decrease is primarily due to lower pass-through commodity costs at the Granite State and Empire Electric Systems.	(1.4)
Gas: Increase is primarily due to higher pass through commodity costs at the EnergyNorth Gas System, partially offset by lower gas safety capital mechanism revenues at the New England Gas System.	1.3
Water: Increase is primarily due to higher revenues from organic growth in the Litchfield Water System and higher pass-through water costs at the Park Water System, partially offset by lower consumption at the Arkansas Water Systems.	2.1
Other	(0.6)
1.4
Rate Reviews
Electricity: Implementation of lower rates at the Empire and Granite State Electric Systems due to the Tax Cuts and Jobs Act ("U.S. Tax Reform").	(2.7)
Gas: Implementation of lower rates at the Empire Gas System due to U.S. Tax Reform, partially offset by new rates, net of U.S. Tax Reform impact, at the EnergyNorth Gas System.	(0.1)
(2.8)

LIBERTY POWER GROUP
Existing Facilities
Hydro: Increase is primarily due to higher production.	0.5
Wind U.S.: Decrease is primarily due to unfavorable market pricing at the Senate Wind Facility during periods with low wind resources partially offset by higher production	(0.5)
Wind Canada: Increase is primarily due to higher production at the Morse Wind Facility as well as annual rate increases.	0.2
Solar U.S.: Increase is primarily due to higher production at Great Bay Solar Facility.	0.3
Thermal: Decrease is primarily due to lower production at the Sanger Thermal Facility.	(4.0)
Other	0.2
(3.3)
New Facilities
Wind Canada: The Amherst Island Wind Facility was previously accounted for as an equity investment prior to April 16, 2019 when the remaining 50% interest was purchased.	4.2
4.2
Foreign Exchange	(0.1)
Current Period Revenue	$365.6
A more detailed discussion of these factors is presented within the business unit analysis.
For the three months ended September 30, 2019, net earnings attributable to shareholders totaled $115.8 million as compared to $57.9 million during the same period in 2018, an increase of $57.9 million or 100.0%. The increase was due to a $3.9 million increase in earnings from operating facilities, a $54.4 million change in fair value of investments carried at fair value on the Company's balance sheet, a $14.3 million increase in dividend, interest, equity and other income, a $1.2 million increase in foreign exchange gains, and a $16.1 million increase in gain from derivative instruments. These items were partially offset by a $11.3 million increase in income tax expense (tax explanations are discussed in APUC: Corporate and Other Expenses), a $3.7 million increase in pension and post-employment non-service costs, a $2.3 million increase in depreciation and amortization expenses, a $7.8 million increase in interest expense, a $0.9 million increase in other losses, a $3.4 million increase in administration charges, a $1.9 million increase in acquisition related costs and a $0.8 million decrease in net effect of non-controlling interests as compared to the same period in 2018.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	8

During the three months ended September 30, 2019, cash provided by operating activities totaled $188.1 million as compared to cash provided by operating activities of $131.5 million during the same period in 2018. During the three months ended September 30, 2019, Adjusted Funds from Operations totaled $120.1 million compared to Adjusted Funds from Operations of $127.9 million during the same period in 2018 (see Non-GAAP Financial Measures).
During the three months ended September 30, 2019, Adjusted EBITDA totaled $186.9 million as compared to $165.5 million during the same period in 2018, an increase of $21.4 million or 12.9%. A more detailed analysis of these factors is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Non-GAAP Financial Measures).
2019 Year-To-Date Results From Operations

Key Financial Information	Nine months ended September 30
(all dollar amounts in $ millions except per share information)	2019	2018
Revenue	$1,186.4	$1,226.6
Net earnings attributable to shareholders	358.8	141.0
Cash provided by operating activities	443.8	361.7
Adjusted Net Earnings[1]	217.7	241.6
Adjusted EBITDA[1]	608.3	605.3
Adjusted Funds from Operations[1]	422.1	421.6
Dividends declared to common shareholders	203.5	172.4
Weighted average number of common shares outstanding	493,192,919	456,551,230
Per share
Basic net earnings	$0.71	$0.30
Diluted net earnings	$0.71	$0.29
Adjusted Net Earnings[1,2]	$0.43	$0.52
Dividends declared to common shareholders	$0.41	$0.37
	As at
	September 30, 2019	December 31, 2018
Total assets	10,618.9	9,389.0
Long term debt[3]	4,276.6	3,337.3

1	See Non-GAAP Financial Measures.
2	APUC uses per share Adjusted Net Earnings to enhance assessment and understanding of the performance of APUC.
3	Includes current and long-term portion of debt and convertible debentures per the financial statements.
For the nine months ended September 30, 2019, APUC experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7524 as compared to 0.7766 in the same period in 2018. As such, any year over year variance in revenue or expenses, in local currency, at any of APUC’s Canadian entities is affected by a change in the average exchange rate upon conversion to APUC’s reporting currency.
For the nine months ended September 30, 2019, APUC reported total revenue of $1,186.4 million as compared to $1,226.6 million during the same period in 2018, a decrease of $40.2 million or 3.3%. The major factors resulting in the decrease in APUC revenue for the nine months ended September 30, 2019 as compared to the corresponding period in 2018 are set out as follows:

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	9

(all dollar amounts in $ millions)	Nine months ended September 30
Comparative Prior Period Revenue	$1,226.6
LIBERTY UTILITIES GROUP
Existing Facilities
Electricity: Decrease is primarily due to lower pass through commodity costs at the Calpeco and Empire Electric Systems, partially offset by higher pass through commodity costs at Granite State Electric System.	(22.2)
Gas: Decrease is primarily due to lower pass through commodity costs at the Midstates, EnergyNorth, New England and Empire Gas Systems, partially offset by higher pass through commodity costs at the Peach State Gas System.	(12.0)
Water: Increase is primarily due to higher revenues resulting from organic growth in the Litchfield Water System, partially offset by lower consumption at the Arkansas Water System.	0.8
Other	(0.4)
(33.8)
Rate Reviews
Electricity: Implementation of lower rates at Empire and Granite State Electric Systems due to U.S. Tax Reform.	(13.3)
Gas: Implementation of new rates, net of U.S. Tax Reform impact, primarily at the Midstates and EnergyNorth Gas Systems, partially offset by lower rates at Empire Gas System due to U.S. Tax Reform.	5.1
Water: Implementation of lower rates at the Park Water System due to U.S. Tax Reform, partially offset by new rates, net of U.S. Tax Reform impact, at the Arizona Water Systems.	(0.4)
(8.6)

LIBERTY POWER GROUP
Existing Facilities
Hydro: Increase is primarily due to higher production.	1.2
Wind Canada: Increase is primarily due to annual rate increases.	1.0
Wind U.S.: Decrease is primarily due to unfavorable market pricing at the Senate Wind Facility during periods with low wind resources as well as lower Renewable Energy Credit ("REC") rates at the Minonk Wind Facility.	(1.5)
Solar Canada: Increase is primarily due to higher production.	0.2
Solar U.S.: Decrease is primarily due to lower production.	(0.2)
Thermal: Decrease is primarily due to lower production at the Sanger Thermal Facility.	(7.0)
Other	0.4
(5.9)
New Facilities
Wind Canada: Amherst Island Wind Facility achieved COD in June 2018.	8.2
Solar U.S.: Great Bay Solar Facility achieved full COD in March 2018.	1.6
9.8
Foreign Exchange	(1.7)
Current Period Revenue	$1,186.4
A more detailed discussion of these factors is presented within the business unit analysis.
For the nine months ended September 30, 2019, net earnings attributable to shareholders totaled $358.8 million as compared to $141.0 million during the same period in 2018, an increase of $217.8 million or 154.5%. The increase was due to a $271.9 million change in fair value of investments carried at fair value on the Company's balance sheet, a $57.2 million increase in dividend, interest, equity and other income, a $4.4 million decrease in acquisition costs, and a $16.5 million increase in gain from derivative instruments. These items were partially offset by a $2.1 million decrease in earnings from

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	10

operating facilities, a $22.3 million increase in interest expense, an $8.4 million increase in pension and post-employment non-service costs, a $3.9 million increase in administration charges, a $9.7 million increase in depreciation and amortization expenses, a $0.9 million decrease in foreign exchange gains, an $8.5 million increase in other losses, a $7.0 million increase in income tax expense (tax explanations are discussed in APUC: Corporate and Other Expenses) and a $69.4 million decrease in net effect of non-controlling interests as compared to the same period in 2018.
During the nine months ended September 30, 2019, cash provided by operating activities totaled $443.8 million as compared to $361.7 million during the same period in 2018. During the nine months ended September 30, 2019, Adjusted Funds from Operations totaled $422.1 million as compared to Adjusted Funds from Operations of $421.6 million during the same period in 2018, an increase of $0.5 million (see Non-GAAP Financial Measures).
During the nine months ended September 30, 2019, Adjusted EBITDA totaled $608.3 million as compared to $605.3 million during the same period in 2018, an increase of $3.0 million or 0.5%. A detailed analysis of this variance is presented within the reconciliation of Adjusted EBITDA to net earnings set out below (see Non-GAAP Financial Measures).

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	11

2019 Adjusted EBITDA Summary
Adjusted EBITDA (see Non-GAAP Financial Measures) for the three months ended September 30, 2019 totaled $186.9 million as compared to $165.5 million during the same period in 2018, an increase of $21.4 million or 12.9%. Adjusted EBITDA for the nine months ended September 30, 2019 totaled $608.3 million as compared to $605.3 million during the same period in 2018, a decrease of $3.0 million or 0.5%. In the first quarter of 2018, APUC recorded a one-time acceleration of HLBV income of $55.9 million. Excluding this adjustment, Adjusted EBITDA increased by $58.9 million year over year. The breakdown of Adjusted EBITDA by the Company's main operating segments and a summary of changes are shown below.

Adjusted EBITDA by business units	Three Months Ended September 30		Nine Months Ended September 30
(all dollar amounts in $ millions)	2019	2018	2019	2018
Liberty Utilities Group Operating Profit	$135.3	$134.6	$406.1	$416.6
Liberty Power Group Operating Profit	66.0	43.8	242.6	226.7
Administrative Expenses	(14.9)	(11.5)	(41.6)	(37.7)
Other Income & Expenses	0.5	(1.4)	1.2	(0.3)
Total Algonquin Power & Utilities Adjusted EBITDA	$186.9	$165.5	$608.3	$605.3
Change in Adjusted EBITDA ($)	$21.4		$3.0
Change in Adjusted EBITDA (%)	12.9%		0.5%

Change in Adjusted EBITDA	Three Months Ended September 30, 2019
(all dollar amounts in $ millions)	Utilities	Power	Corporate	Total
Prior period balances	$134.6	$43.8	$(12.9)	$165.5
Existing Facilities	3.5	7.2	1.9	12.6
New Facilities and Investments	—	15.2	—	15.2
Rate Reviews	(2.8)	—	—	(2.8)
Foreign Exchange Impact	—	(0.2)	—	(0.2)
Administrative Expenses	—	—	(3.4)	(3.4)
Total change during the period	$0.7	$22.2	$(1.5)	$21.4
Current period balances	$135.3	$66.0	$(14.4)	$186.9

Change in Adjusted EBITDA	Nine months ended September 30, 2019
(all dollar amounts in $ millions)	Utilities	Power		Corporate	Total
Prior period balances	$416.6	$226.7		$(38.0)	$605.3
Existing Facilities	(1.9)	(51.6)	[1]	1.5	(52.0)
New Facilities and Investments	—	68.9		—	68.9
Rate Reviews	(8.6)	—		—	(8.6)
Foreign Exchange Impact	—	(1.4)		—	(1.4)
Administration Expenses	—	—		(3.9)	(3.9)
Total change during the period	$(10.5)	$15.9		$(2.4)	$3.0
Current period balances	$406.1	$242.6		$(40.4)	$608.3

1	Includes a one-time acceleration of HLBV income of $55.9 million recorded in the first quarter of 2018 due to U.S. Tax Reform.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	12

LIBERTY UTILITIES GROUP
The Liberty Utilities Group operates rate-regulated utilities that provide distribution services to approximately 801,000 connections in the natural gas, electric, and water and wastewater sectors which is an increase of 35,000 connections as compared to the prior year. On October 1, 2019, with the acquisition of the New Brunswick Gas System, the Liberty Utilities Group expanded its footprint into Canada and added an additional 12,000 connections. On November 1, 2019, with the acquisition of the St. Lawrence Gas System, the Liberty Utilities Group added an additional 17,000 connections in New York State. The Liberty Utilities Group's strategy is to grow its business organically and through business development activities while using prudent acquisition criteria.  The Liberty Utilities Group believes that its business results are maximized by building constructive regulatory and customer relationships, and enhancing connections in the communities in which it operates.

Utility System Type	As at September 30
	2019		2018
(all dollar amounts in $ millions)	Assets	Total Connections[1]	Assets	Total Connections[1]
Electricity	$2,690.7	266,000	$2,548.4	265,000
Natural Gas	1,153.7	339,000	1,030.8	338,000
Water and Wastewater	498.9	167,000	466.4	163,000
Total	$4,343.3	772,000	$4,045.6	766,000

Accumulated Deferred Income Taxes Liability	$450.2		$419.8

1	Total Connections represents the sum of all active and vacant connections.
The Liberty Utilities Group aggregates the performance of its utility operations by utility system type – electricity, natural gas, and water and wastewater systems.
The electric distribution systems are comprised of regulated electrical distribution utility systems and serve approximately 266,000 connections in the States of California, New Hampshire, Missouri, Kansas, Oklahoma, and Arkansas.
The natural gas distribution systems are comprised of regulated natural gas distribution utility systems and serve approximately 339,000 connections located in the States of New Hampshire, Illinois, Iowa, Missouri, Georgia, and Massachusetts.
The water and wastewater distribution systems are comprised of regulated water distribution and wastewater collection utility systems and serve approximately 167,000 connections located in the States of Arkansas, Arizona, California, Illinois, Missouri, and Texas. Approximately 4,000 new customers were added from acquisitions of small water utilities compared to the previous year.
2019 Usage Results

Electric Distribution Systems	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018
Average Active Electric Connections For The Period
Residential	227,200	225,200	226,900	224,900
Commercial and industrial	38,100	37,700	37,900	37,700
Total Average Active Electric Connections For The Period	265,300	262,900	264,800	262,600

Customer Usage (GW-hrs)
Residential	659.7	649.2	1,888.4	1,923.9
Commercial and industrial	1,094.8	1,084.0	3,012.4	3,017.7
Total Customer Usage (GW-hrs)	1,754.5	1,733.2	4,900.8	4,941.6
For the three months ended September 30, 2019, the electric distribution systems' usage totaled 1,754.5 GW-hrs as compared to 1,733.2 GW-hrs for the same period in 2018, an increase of 21.3 GW-hrs or 1.2%.
For the nine months ended September 30, 2019, the electric distribution systems' usage totaled 4,900.8 GW-hrs as compared to 4,941.6 GW-hrs for the same period in 2018, a decrease of 40.8 GW-hrs or 0.8%.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	13

Natural Gas Distribution Systems	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018
Average Active Natural Gas Connections For The Period
Residential	285,800	285,000	289,900	288,600
Commercial and industrial	31,200	31,000	31,800	31,600
Total Average Active Natural Gas Connections For The Period	317,000	316,000	321,700	320,200

Customer Usage (MMBTU)
Residential	1,092,000	1,105,000	13,872,000	13,879,000
Commercial and industrial	1,475,000	1,440,000	9,707,000	9,996,000
Total Customer Usage (MMBTU)	2,567,000	2,545,000	23,579,000	23,875,000
For the three months ended September 30, 2019, usage at the natural gas distribution systems totaled 2,567,000 MMBTU as compared to 2,545,000 MMBTU during the same period in 2018, an increase of 22,000 MMBTU, or 0.9%.
For the nine months ended September 30, 2019, usage at the natural gas distribution systems totaled 23,579,000 MMBTU as compared to 23,875,000 MMBTU during the same period in 2018, a decrease of 296,000 MMBTU or 1.2%.

Water and Wastewater Distribution Systems	Three Months Ended September 30		Nine Months Ended September 30
	2019	2018	2019	2018
Average Active Connections For The Period
Wastewater connections	44,200	42,200	43,700	42,000
Water distribution connections	115,900	112,800	115,200	112,600
Total Average Active Connections For The Period	160,100	155,000	158,900	154,600

Gallons Provided
Wastewater treated (millions of gallons)	553	558	1,746	1,676
Water provided (millions of gallons)	5,100	5,141	11,336	12,168
Total Gallons Provided	5,653	5,699	13,082	13,844
During the three months ended September 30, 2019, the water and wastewater distribution systems provided approximately 5,100 million gallons of water to its customers and treated approximately 553 million gallons of wastewater as compared to 5,141 million gallons of water provided and 558 million gallons of wastewater treated during the same period in 2018.
During the nine months ended September 30, 2019, the water and wastewater distribution systems provided approximately 11,336 million gallons of water to its customers and treated approximately 1,746 million gallons of wastewater as compared to 12,168 million gallons of water and 1,676 million gallons of wastewater during the same period in 2018.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	14

2019 Liberty Utilities Group Operating Results
	Three Months Ended September 30		Nine Months Ended September 30
(all dollar amounts in $ millions)	2019	2018	2019	2018
Revenue
Utility electricity sales and distribution	$221.4	$225.5	$602.5	$638.0
Less: cost of sales – electricity	(68.3)	(67.7)	(188.2)	(201.8)
Net Utility Sales - electricity[1]	153.1	157.8	414.3	436.2
Utility natural gas sales and distribution	42.1	41.0	271.3	279.0
Less: cost of sales – natural gas	(10.7)	(9.9)	(111.6)	(124.0)
Net Utility Sales - natural gas[1]	31.4	31.1	159.7	155.0
Utility water distribution & wastewater treatment sales and distribution	39.0	36.9	98.5	98.1
Less: cost of sales – water	(2.8)	(2.4)	(6.0)	(6.7)
Net Utility Sales - water distribution & wastewater treatment[1]	36.2	34.5	92.5	91.4
Gas transportation	5.2	5.0	23.8	23.0
Other revenue	2.5	2.8	6.7	6.8
Net Utility Sales[1]	228.4	231.2	697.0	712.4
Operating expenses	(96.6)	(98.5)	(300.6)	(302.5)
Other income	2.0	1.3	5.2	4.1
HLBV[2]	1.5	0.6	4.5	2.6
Divisional Operating Profit[1,3]	$135.3	$134.6	$406.1	$416.6

1	See Non-GAAP Financial Measures.
2	HLBV income represents the value of net tax attributes monetized by the Liberty Utilities Group in the period at the Luning Solar Facility.
3	Certain prior year items have been reclassified to conform with current year presentation.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	15

2019 Third Quarter Operating Results
For the three months ended September 30, 2019, the Liberty Utilities Group reported an operating profit (excluding corporate administration expenses) of $135.3 million as compared to $134.6 million for the comparable period in the prior year, an increase of $0.7 million or 1%.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three Months Ended September 30
Prior Period Operating Profit	$134.6
Existing Facilities
Electricity: Decrease is primarily due to fewer cooling degree days for the majority of the quarter compared to the prior year at the Empire Electric System and higher operating costs at the Calpeco Electric System.	(1.1)
Gas: Increase is primarily due to operating cost savings across the gas systems.	4.1
Water: Decrease is primarily due to slightly higher operating costs.	(0.1)
Other	0.6
3.5
Rate Reviews
Electricity: Implementation of lower rates at Empire Electric System due to U.S. Tax Reform, partially offset by new rates at Granite State Electric System.	(2.7)
Gas: Implementation of lower rates at the Empire Gas System due to U.S. Tax Reform, partially offset by new rates, net of U.S. Tax Reform impact, at the EnergyNorth Gas System.	(0.1)
(2.8)
Current Period Divisional Operating Profit[1]	$135.3

1	See Non-GAAP Financial Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	16

2019 Year-To-Date Operating Results
For the nine months ended September 30, 2019, the Liberty Utilities Group reported an operating profit (excluding corporate administration expenses) of $406.1 million as compared to $416.6 million for the comparable period in the prior year, a decrease of $10.5 million or 3%, excluding corporate administration expenses.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Nine months ended September 30
Prior Period Operating Profit	$416.6
Existing Facilities
Electricity: Decrease is primarily due to less extreme weather conditions as compared to the prior year resulting in lower consumption at the Empire Electric System as well as higher operating costs at the Empire and Calpeco Electric Systems, partially offset by operating cost savings at the Granite State Electric System.	(10.0)
Gas: Increase is primarily due to operating cost savings at the EnergyNorth, New England and Empire Gas Systems.	6.1
Water: Increase is primarily due to higher revenues at the Litchfield Park Water System and operating cost savings at the Park Water System, partially offset by higher operating costs at the Arizona and Arkansas Water Systems.	0.8
Other: Increase is primarily due to growth in fiber optics revenues.	1.2
(1.9)
Rate Reviews
Electricity: Implementation of lower rates at Empire and Granite State Electric Systems due to U.S. Tax Reform.	(13.3)
Gas: Implementation of new rates at the Midstates and EnergyNorth Gas Systems, partially offset by lower rates at Empire Gas System due to U.S. Tax Reform.	5.1
Water: Implementation of lower rates at the Park Water System due to U.S. Tax Reform, partially offset by new rates, net of U.S. Tax Reform impact, at the Arizona Water Systems.	(0.4)
(8.6)
Current Period Divisional Operating Profit[1]	$406.1

1	See Non-GAAP Financial Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	17

Regulatory Proceedings
The following table summarizes the major regulatory proceedings currently underway within the Liberty Utilities Group:

Utility	State	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Completed Rate Reviews
Empire Electric (Kansas System)	Kansas	GRC	$2.5
On July 30, 2019, an Order was issued approving base rates to remain unchanged and a transmission delivery charge rider approving an annual increase of $2.5 million. The Order became effective August 1, 2019.

Empire Electric (Oklahoma System)	Oklahoma	GRC	$2.3	On October 9, 2019, an Order was issued approving an annual base rate increase of $1.4 million effective October 1, 2019.
Pending Rate Reviews
Empire Electric (Missouri System)	Missouri	GRC	$26.5	On August 14, 2019, filed an application for an annual increase in the revenue requirement of approximately $26.5 million.
Granite State	New Hampshire	GRC	$8.0
On April 30, 2019, filed a rate review requesting increases of $2.1 million for temporary rates effective July 1, 2019, $5.7 million for permanent rates effective May 1, 2020, and a step increase of $2.3 million effective May 1, 2020. On June 28, 2019, a temporary rate increase of $2.1 million was approved by the New Hampshire Public Utilities Commission.

CalPeco Electric	California	GRC	$6.7	On December 3, 2018, filed a three year application requesting a rate increase of $6.7 million for 2019 ($5.9 million for 2020 and $3.8 million for 2021).
Various	Various	Various	$3.2	Other pending rate review requests across four water utilities.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	18

LIBERTY POWER GROUP

2019 Electricity Generation Performance
	Long Term Average Resource	Three Months Ended September 30		Long Term Average Resource	Nine months ended September 30
(Performance in GW-hrs sold)		2019	2018		2019	2018
Hydro Facilities:
Maritime Region	20.7	15.0	6.3	110.6	96.9	76.1
Quebec Region	62.3	51.5	47.7	200.7	198.1	190.1
Ontario Region	26.9	25.7	18.7	94.2	81.2	75.2
Western Region	23.8	24.3	18.9	52.4	52.2	48.6
	133.7	116.5	91.6	457.9	428.4	390.0
Wind Facilities:
St. Damase	16.9	15.5	16.0	54.2	56.2	56.6
St. Leon	87.9	83.5	85.3	308.8	291.6	293.4
Red Lily[1]	20.4	17.3	17.7	64.4	58.4	61.3
Morse	22.6	21.8	19.8	78.3	70.5	70.6
Amherst[2]	43.2	38.3	40.0	161.9	156.4	47.0
Sandy Ridge	29.9	20.0	21.6	114.7	94.6	108.4
Minonk	128.7	101.0	97.1	483.9	460.9	437.5
Senate	91.7	106.7	85.2	380.4	374.9	359.7
Shady Oaks	54.5	52.5	50.7	255.1	248.1	235.1
Odell	155.1	145.2	149.0	593.8	523.2	559.5
Deerfield	96.6	82.3	78.0	378.1	358.7	377.4
	747.5	684.1	660.4	2,873.6	2,693.5	2,606.5
Solar Facilities:
Cornwall	4.8	5.5	5.4	12.5	13.2	12.7
Bakersfield	25.0	22.7	22.8	64.2	56.4	60.6
Great Bay[3]	37.9	38.4	37.3	112.8	110.0	84.2
	67.7	66.6	65.5	189.5	179.6	157.5
Renewable Energy Performance	948.9	867.2	817.5	3,521.0	3,301.5	3,154.0

Thermal Facilities:
Windsor Locks	N/A4	29.2	36.5	N/A4	87.3	108.6
Sanger	N/A4	12.0	59.5	N/A4	39.8	135.1
		41.2	96.0		127.1	243.7
Total Performance		908.4	913.5		3,428.6	3,397.7

1	APUC owns a 75% equity interest in the Red Lily Wind Facility. The production figures represent full energy produced by the facility.
2
APUC owns a majority interest in the Amherst Island Wind Facility (see Note 6 (d) in the interim unaudited consolidated financial statements). The production figures represent full energy produced by the facility. The Amherst Island Wind Facility achieved COD on June 15, 2018 in accordance with the terms of the PPA, however, the facility was partially operational prior to that date. The production data includes all energy produced during the year.

3
The Great Bay Solar Facility achieved COD on March 29, 2018 in accordance with the terms of the PPA, however, the facility was partially operational prior to that date. The production data includes all energy produced during the year.

4	Natural gas fired co-generation facility.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	19

2019 Third Quarter Liberty Power Group Performance
For the three months ended September 30, 2019, the Liberty Power Group generated and sold 908.4 GW-hrs of electricity as compared to 913.5 GW-hrs during the same period of 2018.
For the three months ended September 30, 2019, the hydro facilities generated 116.5 GW-hrs of electricity as compared to 91.6 GW-hrs produced in the same period in 2018, an increase of 27.2%. Electricity generated represented 87.1% of long-term average resources ("LTAR") as compared to 68.5% during the same period in 2018.
For the three months ended September 30, 2019, the wind facilities produced 684.1 GW-hrs of electricity as compared to 660.4 GW-hrs produced in the same period in 2018, an increase of 3.6%. During the three months ended September 30, 2019, the wind facilities generated electricity equal to 91.5% of LTAR as compared to 88.3% during the same period in 2018.
For the three months ended September 30, 2019, the solar facilities generated 66.6 GW-hrs of electricity as compared to 65.5 GW-hrs of electricity in the same period in 2018, an increase of 1.7%. The solar facilities production was 1.6% below its LTAR as compared to 3.2% below in the same period in 2018.
For the three months ended September 30, 2019, the thermal facilities generated 41.2 GW-hrs of electricity as compared to 96.0 GW-hrs of electricity during the same period in 2018. During the same period, the Windsor Locks Thermal Facility generated 104.2 billion lbs of steam as compared to 94.5 billion lbs of steam during the same period in 2018.
2019 Year-To-Date Liberty Power Group Performance
For the nine months ended September 30, 2019, the Liberty Power Group generated 3,428.6 GW-hrs of electricity as compared to 3,397.7 GW-hrs during the same period of 2018.
For the nine months ended September 30, 2019, the hydro facilities generated 428.4 GW-hrs of electricity as compared to 390.0 GW-hrs produced in the same period in 2018, an increase of 9.8%. Electricity generated represented 93.6% of long-term projected average resources as compared to 85.2% during the same period in 2018.
For the nine months ended September 30, 2019, the wind facilities produced 2,693.5 GW-hrs of electricity as compared to 2,606.5 GW-hrs produced in the same period in 2018, an increase of 3.3%. The increase in production is primarily due to the addition of the Amherst Island Wind Facility which achieved COD on June 15, 2018. During the nine months ended September 30, 2019, the wind facilities (excluding Amherst) generated electricity equal to 93.5% of LTAR as compared to 94.4% during the same period in 2018.
For the nine months ended September 30, 2019, the solar facilities generated 179.6 GW-hrs of electricity as compared to 157.5 GW-hrs of electricity produced in the same period in 2018, an increase of 14.0%. The increase in production is primarily due to the addition of the Great Bay Solar Facility which achieved full COD on March 29, 2018. The solar facilities (excluding Great Bay) production was 9.3% below its LTAR as compared to 4.4% below in the same period in 2018.
For the nine months ended September 30, 2019, the thermal facilities generated 127.1 GW-hrs of electricity as compared to 243.7 GW-hrs of electricity during the same period in 2018. During the same period, the Windsor Locks Thermal Facility generated 401.7 billion lbs of steam as compared to 421.2 billion lbs of steam during the same period in 2018.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	20

2019 Liberty Power Group Operating Results
	Three Months Ended September 30		Nine months ended September 30
(all dollar amounts in $ millions)	2019	2018	2019	2018
Revenue[1]
Hydro	$8.9	$8.5	$31.3	$30.9
Wind	28.5	24.6	103.9	95.8
Solar	6.6	6.4	15.9	14.4
Thermal	8.8	12.7	24.8	31.9
Total Revenue	$52.8	$52.2	$175.9	$173.0
Less:
Cost of Sales - Energy[2]	(1.3)	(1.8)	(3.4)	(4.1)
Cost of Sales - Thermal	(2.3)	(5.5)	(9.7)	(16.6)
Realized gain/(loss) on hedges[3]	—	—	(0.2)	—
Net Energy Sales[7]	$49.2	$44.9	$162.6	$152.3
Renewable Energy Credits[4]	2.7	2.7	7.2	8.4
Other Revenue	0.1	0.1	0.5	0.3
Total Net Revenue	$52.0	$47.7	$170.3	$161.0
Expenses & Other Income
Operating expenses	(19.7)	(20.3)	(56.0)	(57.7)
Dividend, interest, equity and other income[5]	23.2	11.5	83.8	29.2
HLBV income[8]	10.5	4.9	44.5	94.2
Divisional Operating Profit[6,7]	$66.0	$43.8	$242.6	$226.7

1
While most of the Liberty Power Group's PPAs include annual rate increases, a change to the weighted average production levels resulting from higher average production from facilities that earn lower energy rates can result in a lower weighted average energy rate earned by the division as compared to the same period in the prior year.

2
Cost of Sales - Energy consists of energy purchases in the Maritime Region to manage the energy sales from the Tinker Hydro Facility which is sold to retail and industrial customers under multi-year contracts.

3	See Note 20(b)(iv) in the interim unaudited consolidated financial statements.
4
Qualifying renewable energy projects receive RECs for the generation and delivery of renewable energy to the power grid. The energy credit certificates represent proof that 1 MW-hr of electricity was generated from an eligible energy source.

5	Includes dividends received from Atlantica of which APUC currently owns approximately 44.2% of the ordinary shares (see Note 6 in the interim unaudited consolidated financial statements).
6	Certain prior year items have been reclassified to conform to current year presentation.
7	See Non-GAAP Financial Measures.

8 HLBV Income and Production Tax Credits
HLBV income represents the value of net tax attributes earned by the Liberty Power Group in the period primarily from electricity generated by certain of its U.S. wind and U.S. solar generation facilities.
Production Tax Credits ("PTCs") are earned as wind energy is generated based on a $ per kW-hr rate prescribed in applicable federal and state statutes. For the three and nine months ended September 30, 2019, the Liberty Power Group's eligible facilities generated 455.2 and 1,812.3 GW-hrs representing approximately $10.9 million and $43.5 million in PTCs earned as compared to 430.9 and 1,842.5 GW-hrs representing $10.3 million and $44.2 million in PTCs earned during the same period in 2018. The majority of the PTCs have been allocated to tax equity investors to monetize the value to APUC of the PTCs and other tax attributes which are being recognized as HLBV income.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	21

2019 Third Quarter Operating Results
For the three months ended September 30, 2019, the Liberty Power Group's facilities generated $66.0 million of operating profit as compared to $43.8 million during the same period in 2018, which represents an increase of $22.2 million or 50.7%, excluding corporate administration expenses.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three Months Ended September 30
Prior Period Operating Profit	$43.8
Existing Facilities
Hydro: Increase is primarily due to higher production as well as lower operating expenses.	1.0
Wind Canada: Increase is primarily due to higher production at the Morse Wind Facility.	0.2
Wind U.S.: Increase is primarily due to higher HLBV income from an increase in PTC rates as well as overall higher production.	2.5
Solar U.S.: Increase is primarily due to higher HLBV income at the Great Bay Solar Facility as all sites were placed in service for tax purposes.	2.2
Thermal: Decrease is primarily due to lower production, partially offset by lower cost of fuel.	(0.8)
Other: Increase is due to lower non-capitalized development spending.	2.1
7.2
New Facilities and Investments
Wind Canada: The Amherst Island Wind Facility was previously accounted for as an equity investment prior to April 16, 2019 when the remaining 50% interest was purchased.	1.9
Atlantica and AAGES: Dividends from Atlantica net of AAGES equity loss.	13.3
15.2
Foreign Exchange	(0.2)
Current Period Divisional Operating Profit[1]	$66.0

1	See Non-GAAP Financial Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	22

2019 Year-To-Date Operating Results
For the nine months ended September 30, 2019, the Liberty Power Group's facilities generated $242.6 million of operating profit as compared to $226.7 million during the same period in 2018, which represents an increase of $15.9 million or 7.0%, excluding corporate administration expenses.
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Nine months ended September 30
Prior Period Operating Profit	$226.7
Existing Facilities
Hydro: Increase is primarily due to higher production, partially offset by higher operating expenses.	1.0
Wind Canada: Increase is primarily due to annual rate increases, partially offset by higher operating expenses.	0.7
Wind U.S.: Decrease is primarily due to HLBV income acceleration ($54.9 million) resulting from U.S. Tax Reform that was recognized in the prior year, unfavorable market pricing at the Senate Wind Facility during periods with low wind resources and lower REC rates at the Minonk Wind Facility.	(56.6)
Solar U.S.: Decrease is primarily due to HLBV income acceleration ($1.0 million) resulting from U.S. Tax Reform that was recognized in the prior year as well as lower production.	(1.7)
Thermal: Increase is primarily due to lower overall operating costs and lower cost of fuel, partially offset by lower production at the Sanger Thermal Facility.	0.3
Other: Increase is due to lower non-capitalized development spending.	4.7
(51.6)
New Facilities and Investments
Wind Canada: Amherst Island Wind Facility achieved COD in June 2018.	11.4
Solar U.S.: Great Bay Solar Facility achieved full COD in March 2018.	7.3
Atlantica and AAGES: Dividends from Atlantica net of AAGES equity loss.	50.2
68.9
Foreign Exchange	(1.4)
Current Period Divisional Operating Profit[1]	$242.6

1	See Non-GAAP Financial Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	23

APUC: CORPORATE AND OTHER EXPENSES

	Three Months Ended September 30		Nine months ended September 30
(all dollar amounts in $ millions)	2019	2018	2019	2018
Corporate and other expenses:
Administrative expenses	$14.9	$11.5	$41.6	$37.7
Loss (gain) on foreign exchange	(0.9)	0.3	0.1	(0.8)
Interest expense	45.7	37.9	134.1	111.8
Depreciation and amortization	65.8	63.5	206.6	196.9
Change in value of investments carried at fair value	(64.4)	(10.0)	(180.0)	91.9
Dividend, interest, equity, and other (income) loss[1]	(0.4)	1.5	(1.3)	0.4
Pension and post-employment non-service costs	5.0	1.3	10.0	1.6
Other losses	2.9	2.0	8.9	0.4
Acquisition-related costs, net	2.8	0.9	5.2	9.6
Loss (gain) on derivative financial instruments	(15.3)	0.7	(15.6)	0.9
Income tax expense	22.0	10.7	57.6	50.6

1	Excludes income directly pertaining to the Liberty Utilities and Liberty Power Groups (disclosed in the relevant sections).
2019 Third Quarter Corporate and Other Expenses
During the three months ended September 30, 2019, administrative expenses totaled $14.9 million as compared to $11.5 million in the same period in 2018. The increase is primarily due to the timing of expenses in 2018.
For the three months ended September 30, 2019, interest expense totaled $45.7 million as compared to $37.9 million in the same period in 2018. The increase is primarily due to the issuance of subordinated notes in October 2018 and May 2019 and higher average long term debt balances.
For the three months ended September 30, 2019, depreciation expense totaled $65.8 million as compared to $63.5 million in the same period in 2018 representing an increase of $2.3 million, due to higher overall property, plant and equipment.
For the three months ended September 30, 2019, change in investments carried at fair value totaled a gain of $64.4 million as compared to a gain of $10.0 million in 2018. The Company records certain of its investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the Statement of Operations (see Note 6 in the interim unaudited consolidated financial statements).
For the three months ended September 30, 2019, pension and post-employment non-service costs totaled $5.0 million as compared to $1.3 million in 2018. The $3.7 million increase primarily relates to a lower expected return on plan assets in 2019 as compared to 2018.
For the three months ended September 30, 2019, other losses totaled $2.9 million as compared to $2.0 million in the same period in 2018. The loss in 2019 is primarily related to condemnation costs for Liberty Utilities (Apple Valley Ranchos Water) Corp. as well as write-downs of regulatory assets at the Empire District Electric System.
For the three months ended September 30, 2019, acquisition-related costs totaled $2.8 million as compared to $0.9 million in 2018. The costs in 2018 and 2019 are primarily related to the investment in Atlantica.
For the three months ended September 30, 2019, gain on derivative financial instruments totaled $15.3 million as compared to the loss of $0.7 million in the same period in 2018. The gain in 2019 is primarily related to the discontinuation of hedge accounting on energy derivatives as a result of the Sugar Creek Wind Project sale to AAGES (see Corporate Development Activities section and Note 20(b)(ii) in the interim unaudited consolidated financial statements).
For the three months ended September 30, 2019, an income tax expense of $22.0 million was recorded as compared to $10.7 million during the same period in 2018. The increase in income tax expense is primarily due to the change in fair value associated with the investment in Atlantica.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	24

2019 Year-To-Date Corporate and Other Expenses
During the nine months ended September 30, 2019, administrative expenses totaled $41.6 million as compared to $37.7 million in the same period in 2018.
For the nine months ended September 30, 2019, interest expense totaled $134.1 million as compared to $111.8 million in the same period in 2018. The increase is primarily due to the issuance of subordinated notes in October 2018 and May 2019 and higher average long-term debt balances.
For the nine months ended September 30, 2019, depreciation expense totaled $206.6 million as compared to $196.9 million in the same period in 2018 representing an increase of $9.7 million, due to higher overall property, plant and equipment.
For the nine months ended September 30, 2019, change in investments carried at fair value totaled a gain of $180.0 million as compared to a loss of $91.9 million in the same period in 2018. The Company records certain of its investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the Statement of Operations (see Note 6 in the interim unaudited consolidated financial statements).
For the nine months ended September 30, 2019, pension and post-employment non-service costs totaled $10.0 million as compared to $1.6 million in 2018. The $8.4 million increase primarily relates to a lower expected return on plan assets in 2019 as compared to 2018.
For the nine months ended September 30, 2019, other losses were $8.9 million as compared to $0.4 million in the same period in 2018. The losses in 2019 were primarily related to write-downs of regulatory assets at the Granite State and Empire District Electric Systems as well as condemnation costs for Liberty Utilities (Apple Valley Ranchos Water) Corp. The loss in the prior year was primarily related to settlement costs incurred on the acquisition of the Deerfield Wind Facility and the write off of rate review expenses partially offset by a gain on disposal of the Company's interest in Northeast Energy Center LLC Joint Venture.
For the nine months ended September 30, 2019, acquisition-related costs totaled $5.2 million as compared to $9.6 million in the same period in 2018. The costs in 2018 and 2019 are primarily related to the investment in Atlantica.
For the nine months ended September 30, 2019, the gain on derivative financial instruments totaled $15.6 million as compared to a loss of $0.9 million in the same period in 2018. The gain in 2019 is primarily related to the discontinuation of hedge accounting on energy derivatives as a result of the Sugar Creek Wind Project sale to AAGES (see Corporate Development Activities section and Note 20(b)(ii) in the interim unaudited consolidated financial statements).
An income tax expense of $57.6 million was recorded in the nine months ended September 30, 2019 as compared to $50.6 million during the same period in 2018. The increase in income tax expense is primarily due to the change in fair value associated with its investment in Atlantica offset by higher HLBV earnings in 2018 as a result of U.S. Tax Reform.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	25

NON-GAAP FINANCIAL MEASURES
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three Months Ended September 30		Nine months ended September 30
(all dollar amounts in $ millions)	2019	2018	2019	2018
Net earnings attributable to shareholders	$115.8	$57.9	$358.8	$141.0
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV [1]	7.6	0.3	22.8	1.4
Income tax expense	22.0	10.7	57.6	50.6
Interest expense on long-term debt and others	45.7	37.9	134.1	111.8
Other losses	2.9	2.0	8.9	0.4
Acquisition-related costs	2.8	1.0	5.2	9.6
Pension and post-employment non-service costs	5.0	1.3	10.0	1.6
Change in value of investments carried at fair value	(64.4)	(10.1)	(180.0)	91.9
Loss (gain) on derivative financial instruments	(15.4)	0.7	(15.6)	0.9
Realized loss on energy derivative contracts	—	—	(0.2)	—
Loss (gain) on foreign exchange	(0.9)	0.3	0.1	(0.8)
Depreciation and amortization	$65.8	$63.5	$206.6	$196.9
Adjusted EBITDA	$186.9	$165.5	$608.3	$605.3
1 HLBV represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the three and nine months ended September 30, 2019 amounted to $12.0 million and $49.0 million as compared to $5.5 million and $96.8 million during the same period in 2018. In the first quarter of 2018, a one-time acceleration of HLBV income in the amount of $55.9 million was recorded as a result of U.S. Tax Reform. Excluding the one-time acceleration of HLBV due to U.S. Tax Reform, Adjusted EBITDA increased by $58.9 million year over year.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	26

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three Months Ended September 30		Nine months ended September 30
(all dollar amounts in $ millions except per share information)	2019	2018	2019	2018
Net earnings attributable to shareholders	$115.8	$57.9	$358.8	$141.0
Add (deduct):
Loss on derivative financial instruments [1]	0.5	0.7	0.2	0.9
Realized loss on derivative financial instruments	—	—	(0.2)	—
Loss (gain) on long-lived assets	3.1	0.3	9.0	(1.1)
Loss (gain) on foreign exchange	(0.9)	0.3	0.1	(0.8)
Acquisition-related costs	2.8	1.0	5.2	9.6
Change in value of investments carried at fair value	(64.4)	(10.1)	(180.0)	91.9
Adjustment for taxes related to above	12.3	(0.4)	24.6	0.1
Adjusted Net Earnings	$69.2	$49.7	$217.7	$241.6
Adjusted Net Earnings per share	$0.14	$0.10	$0.43	$0.52

[1]	Excludes the gain related to the discontinuation of hedge accounting on an energy hedge put in place early in the development of the Sugar Creek Wind Project (see Corporate Development Activities).
For the three months ended September 30, 2019, Adjusted Net Earnings totaled $69.2 million as compared to Adjusted Net Earnings of $49.7 million for the same period in 2018, an increase of $19.5 million. The increase in Adjusted Net Earnings for the three months ended September 30, 2019 is primarily due to increased dividend, interest, equity and other income as compared to 2018.
For the nine months ended September 30, 2019, Adjusted Net Earnings totaled $217.7 million as compared to Adjusted Net Earnings of $241.6 million for the same period in 2018, a decrease of $23.9 million. The decrease in Adjusted Net Earnings for the nine months ended September 30, 2019 is primarily due to a one-time acceleration in HLBV income of $55.9 million in the prior year due to U.S. Tax Reform.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	27

Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of APUC. Investors are cautioned that this measure should not be construed as an alternative to funds from operations in accordance with U.S. GAAP.
The following table shows the reconciliation of funds from operations to Adjusted Funds from Operations exclusive of these items:

	Three Months Ended September 30		Nine months ended September 30
(all dollar amounts in $ millions)	2019	2018	2019	2018
Cash flows from operating activities	$188.1	$131.5	$443.8	$361.7
Add (deduct):
Changes in non-cash operating items	(70.8)	(4.6)	(30.5)	35.4
Production based cash contributions from non-controlling interests	—	—	3.6	13.9
Acquisition-related costs	2.8	1.0	5.2	9.6
Reimbursement of operating expenses incurred on joint venture	—	—	—	1.0
Adjusted Funds from Operations	$120.1	$127.9	$422.1	$421.6
For the three months ended September 30, 2019, Adjusted Funds from Operations totaled $120.1 million as compared to Adjusted Funds from Operations of $127.9 million for the same period in 2018, a decrease of $7.8 million.
CORPORATE DEVELOPMENT ACTIVITIES
The Company's worldwide development activities for projects either owned directly by the Company or indirectly through AAGES entities are undertaken primarily by AAGES, a joint venture formed with Abengoa. AAGES and its affiliates work with a global reach to identify, develop, and construct new renewable power generating facilities, power transmission lines, and water infrastructure assets. Once a project developed by AAGES has reached commercial operation, a determination will be made on whether it will be optimal for such project to be held by APUC, remain in AAGES, or be offered for sale to Atlantica or, in limited circumstances, another party.
The Company has an identified development pipeline of approximately $4.0 billion through 2023 consisting of potential investments in North American regulated renewable generation assets, North American unregulated renewable generation assets, regulated electric and gas transmission assets, and international development projects. The projects continue to be advanced in the normal course of business.
The projects identified are at various stages of development and have advanced to a stage where the resolutions to major project uncertainties such as regulatory approvals, land control, economic and contractual issues are probable, but not certain, and it is expected that the project will meet management's risk adjusted return expectations.
For further details on the Company's development projects, please refer to the annual MD&A and the AIF.
Sugar Creek Wind Project
The Sugar Creek Wind Project is a 202 MW wind power electric development project located in Logan County, Illinois. Construction of the project began in August 2019 and is progressing according to schedule. A long-term contract is in place with the Illinois Power Agency to provide renewable energy certificates from the project to utilities in the state. Energy from the project will be sold pursuant to a long-term financial hedge.
COD for the project is expected in the fourth quarter of 2020.
On September 30, 2019, the Sugar Creek Wind Project was sold to AAGES to continue and complete the development of the project. As a result, the Company now owns a 50% interest in the project through AAGES. The final ownership of the project will be determined post COD, with Algonquin retaining the option to reacquire the 50% stake.
As a result of the sale of the Sugar Creek Wind Project to AAGES, a gain related to the discontinuation of hedge accounting on energy derivatives put in place early in the development of the Sugar Creek Wind Project was recognized.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	28

Mid-West Wind Development Project
In 2017, the Liberty Utilities Group presented a plan to the necessary public utility commissions for an investment in up to 600 MW of strategically located wind energy generation which is forecast to reduce energy costs for its customers. The plan consists of development of an approximately 300 MW wind project in southeastern Kansas, and two approximately 150 MW wind projects in southwestern Missouri.
On May 9, 2019, the Arkansas Public Service Commission issued its order allowing the commencement of construction of the projects. In the fourth quarter of 2018, Empire District Electric applied to the Missouri Public Service Commission for approval of certificates of convenience and necessity ("CC&N") for the projects. The Commission issued an order approving the CC&N application, effective June 29, 2019. On June 28, 2019, the Office of Public Counsel filed a motion for rehearing of the Commission’s order, which was denied by the Commission. The CC&N order is now final.
Liberty Utilities Co. has acquired an interest in the entities that own the two Missouri projects and, in partnership with a third-party developer, will continue development and construction of the two Missouri projects. A second third party developer is developing the wind project in Kansas. Empire District Electric has entered into contracts to acquire the three wind projects upon completion.
Maverick Creek Wind Project Joint Venture
On August 8, 2019, the Liberty Power Group reached an agreement to jointly develop an approximately 490 MW Maverick Creek Wind Project located in Concho County, Texas with a third party developer. Agreements for turbine supply and maintenance, and construction services for the project were entered into in connection with the establishment of the joint venture. The project is expected to generate approximately 1,900 GW-hrs annually. Long-term offtake agreements for energy and renewable attributes from the project with an average life of 13.6 years have been signed for approximately 80% of project output. Construction of the project is expected to begin in November 2019, and the project is expected to achieve COD in the fourth quarter of 2020.
SUMMARY OF PROPERTY, PLANT, AND EQUIPMENT EXPENDITURES 1

	Three Months Ended September 30		Nine Months Ended September 30
(all dollar amounts in $ millions)	2019	2018	2019	2018
Liberty Utilities Group:
Rate Base Maintenance	$47.1	$46.7	$142.6	$136.2
Rate Base Acquisition	—	—	0.4	—
Rate Base Growth	81.9	50.0	188.4	97.9
	$129.0	$96.7	$331.4	$234.1

Liberty Power Group:
Maintenance	$16.4	$6.7	$24.8	$14.8
Investment in Capital Projects[1]	168.5	29.5	472.9	89.6
International Investments[2]	—	—	94.2	612.6
	$184.9	$36.2	$591.9	$717.0

Total Capital Expenditures	$313.9	$132.9	$923.3	$951.1

1
Includes expenditures on Property Plant & Equipment, equity-method investees, and acquisitions of operating entities that may have been jointly developed by the Company with another third party developer.

2	Investments in Atlantica are reflected at historical investment cost and not fair value.
2019 Third Quarter Property Plant and Equipment Expenditures
During the three months ended September 30, 2019, the Liberty Utilities Group invested $129.0 million in capital expenditures as compared to $96.7 million during the same period in 2018. The Liberty Utilities Group’s investment in the third quarter of 2019 was primarily related to construction of transmission and distribution main replacements, work on new and existing substation assets, initiatives relating to the safety and reliability at the electric and gas systems.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	29

During the three months ended September 30, 2019, the Liberty Power Group incurred capital expenditures of $184.9 million as compared to $36.2 million during the same period in 2018. The Liberty Power Group's investment in the third quarter of 2019 was primarily related to development costs for the Maverick Creek and Sugar Creek Wind Projects, as well as the Great Bay II Solar Project and ongoing maintenance capital at existing operating sites.
2019 Year-To-Date Property Plant and Equipment Expenditures
During the nine months ended September 30, 2019, the Liberty Utilities Group incurred capital expenditures of $331.4 million as compared to $234.1 million during the same period in 2018. The Liberty Utilities Group’s investment in 2019 was primarily related to construction of transmission and distribution main replacements, work on new and existing substation assets, initiatives relating to the safety and reliability at the electric and gas systems, and investments in the Wataynikaneyap Power Transmission and Turquoise Solar Projects.
During the nine months ended September 30, 2019, the Liberty Power Group incurred capital expenditures of $591.9 million as compared to $717.0 million during the same period in 2018. Excluding the investment in Atlantica, the Liberty Power Group's investment was $497.7 million in 2019 and $104.4 million in 2018. The Liberty Power Group's investment in 2019 was primarily related to: development costs for the Maverick Creek Wind, Sugar Creek Wind, Walker Ridge Wind, Broad Mountain Wind and the Great Bay II Solar Projects; additional investments in the Amherst Island Wind Projects and Atlantica; an equity investment into the Vista Ridge Water Pipeline Project; and ongoing maintenance capital at existing operating sites.
2019 Capital Investments
Over the course of the 2019 financial year, the Company expects to spend between $1.4 billion - $1.6 billion on capital investment opportunities. Actual expenditures in 2019 may vary due to timing of various project investments and the realized Canadian to U.S. dollar exchange rate.
Ranges of expected capital investment in the 2019 financial year are as follows:

(all dollar amounts in $ millions)
Liberty Utilities Group:
Rate Base Maintenance	$180.0	-	$200.0
Rate Base Growth	250.0	-	310.0
Utility Acquisitions	350.0	-	370.0
Total Liberty Utilities Group:	$780.0	-	$880.0

Liberty Power Group:
Maintenance	$30.0	-	$40.0
Investment in Capital Projects	490.0	-	560.0
International Investments and AAGES	100.0	-	120.0
Total Liberty Power Group:	$620.0	-	$720.0

Total 2019 Capital Investments	$1,400.0	-	$1,600.0
Capital guidance for the quarter was revised to reflect the shift of the expected closing of the acquisition of the Bermuda Electric Light Company into early 2020 offset by additional capital spending resulting from the development of the Maverick Wind Project.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	30

LIQUIDITY AND CAPITAL RESERVES
APUC has revolving credit and letter of credit facilities as well as separate credit facilities for the Liberty Utilities Group, and the Liberty Power Group to manage the liquidity and working capital requirements of each division (collectively the “Bank Credit Facilities”).
Bank Credit Facilities
The following table sets out the Bank Credit Facilities available to APUC and its operating groups as at September 30, 2019:

	As at September 30, 2019					As at Dec 31, 2018
(all dollar amounts in $ millions)	Corporate	Liberty Utilities	Liberty Power		Total	Total
Credit facilities	$500.0	$500.0	$700.0	[1]	$1,700.0	$1,321.0
Funds drawn on facilities/ Commercial paper issued	(262.6)	(203.5)	(191.8)		(657.9)	(103.0)
Letters of credit issued	(142.0)	(8.3)	(118.5)		(268.8)	(171.1)
Liquidity available under the facilities	95.4	288.2	389.7		773.3	1,046.9
Cash on hand					114.5	46.8
Total Liquidity and Capital Reserves	$95.4	$288.2	$389.7		$887.8	$1,093.7
[1] Includes a $200 million uncommitted stand alone letter of credit facility
As at September 30, 2019, the Company's $500.0 million senior unsecured revolving credit facility (the "Corporate Credit Facility") had drawn $262.6 million and had $142.0 million of outstanding letters of credit. The Corporate Credit Facility matures on July 12, 2024. Subsequent to quarter end, on October 24, 2019, the Company entered into a new $75.0 million uncommitted bilateral letter of credit facility.
As at September 30, 2019, the Liberty Utilities Group's $500.0 million senior unsecured syndicated revolving credit facility (the "Liberty Credit Facility") was undrawn and had $8.3 million of outstanding letters of credit. The Liberty Credit Facility matures on February 23, 2023. On July 1, 2019, the Liberty Utilities Group established a commercial paper program which is backstopped by the Liberty Credit Facility. As at September 30, 2019, $203.5 million of commercial paper was issued and outstanding.
As at September 30, 2019, the Liberty Power Group's bank lines consisted of a $500.0 million senior unsecured syndicated revolving credit facility (the "Liberty Power Credit Facility") maturing on October 6, 2023 and a $200.0 million letter of credit facility ("Liberty Power LC Facility") maturing on January 31, 2021. As at September 30, 2019, the Liberty Power Credit Facility had drawn $191.8 million, and had $2.1 million in outstanding letters of credit. The Liberty Power LC Facility had $116.5 million in outstanding letters of credit.

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Contractual Obligations
Information concerning contractual obligations as of September 30, 2019 is shown below:

(all dollar amounts in $ millions)	Total	Due in less than 1 year	Due in 1 to 3 years	Due in 4 to 5 years	Due after 5 years
Principal repayments on debt obligations[1]	$4,274.9	$577.6	$533.4	$911.9	$2,252.0
Convertible debentures	0.4	—	—	—	0.4
Advances in aid of construction	60.9	1.2	—	—	59.7
Interest on long-term debt obligations[2]	1,864.6	204.7	350.2	283.7	1,026.0
Purchase obligations	302.2	302.2	—	—	—
Environmental obligations	58.3	10.1	23.6	2.8	21.8
Derivative financial instruments:
Cross currency swap	88.5	4.6	73.8	3.2	6.9
Energy derivative and commodity contracts	2.9	1.7	0.9	—	0.3
Power purchase	251.6	23.7	22.3	23.2	182.4
Gas supply and service agreements	224.2	67.4	66.1	48.9	41.8
Service agreements	523.0	48.1	80.5	90.6	303.8
Capital projects	411.6	294.7	116.9	—	—
Land easements	235.1	6.5	13.3	13.6	201.7
Other obligations	170.7	34.0	2.1	2.5	132.1
Total Obligations	$8,468.9	$1,576.5	$1,283.1	$1,380.4	$4,228.9

1	Exclusive of deferred financing costs, bond premium/discount, fair value adjustments at the time of issuance or acquisition.
2	The subordinated notes have a maturity in 2078 and 2079, however management intends to repay in 2023 and 2029 upon exercising its redemption right.
Equity
The common shares of APUC are publicly traded on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange ("NYSE") under the trading symbol "AQN".  As at September 30, 2019, APUC had 496,581,133 issued and outstanding common shares.
APUC may issue an unlimited number of common shares.  The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of APUC upon liquidation, dissolution or winding up of APUC.  All shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.
APUC is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board.  As at September 30, 2019, APUC had outstanding:

•	4,800,000 cumulative rate reset Series A preferred shares, yielding 5.162% annually for the five-year period ending on December 31, 2023;

•	100 Series C preferred shares that were issued in exchange for 100 Class B limited partnership units by St. Leon Wind Energy LP; and

•	4,000,000 cumulative rate reset Series D preferred shares, yielding 5.091% annually for the five year period ending on March 31, 2024.
On October 16, 2019, APUC closed the sale of 23 million of its common shares for total gross proceeds of $310.5 million, before deducting underwriting commissions and other offering expenses payable by APUC. APUC also granted the underwriters an option to purchase up to an additional 3.5 common shares of the Company for a period of 30 days. On October 21, 2019, APUC closed the sale of approximately 3.3 million of its common shares for total gross proceeds of $43.9 million, before deducting underwriting commissions payable by APUC.
The proceeds of the Offering are being used to partially finance certain of the Company's previously announced acquisitions and to partially finance the Company's renewable development growth projects, and for general corporate purposes.

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Dividend Reinvestment Plan
APUC has a shareholder dividend reinvestment plan (the “Reinvestment Plan”) for registered holders of common shares of APUC. As at September 30, 2019, 127,482,329 common shares representing approximately 26% of total common shares outstanding had been registered with the Reinvestment Plan. During the quarter ended September 30, 2019, 1,523,821 common shares were issued under the Reinvestment Plan, and subsequent to quarter-end, on October 15, 2019, an additional 1,318,895 common shares were issued under the Reinvestment Plan.
At-The-Market Equity Program
On February 28, 2019, APUC established an at-the market equity program ("ATM Program") that allows APUC to issue up to $250.0 million (or the equivalent in Canadian dollars) of common shares from treasury to the public from time to time, at APUC's discretion, at the prevailing market price when issued on the TSX, the NYSE, or on any other existing trading market for the common shares of the Company in Canada or the United States. The ATM Program will be effective until October 19, 2020 unless terminated prior to such date by APUC or otherwise in accordance with the terms of the equity distribution agreement dated February 28, 2019.
The ATM Program provides APUC with additional financing flexibility should it be required in the future. The volume and timing of distributions under the ATM program, will be determined at APUC's sole discretion. The net proceeds, will be used to fund acquisitions, general and administrative expenses, working capital needs, repayment of indebtedness, and/or other general corporate purposes.
As at November 7, 2019, the Company has issued 1,756,799 common shares under the ATM Program at an average price of $12.54 per share for gross proceeds of approximately $22.0 million ($21.7 million net of commissions). Other related costs, primarily related to the establishment of the ATM program, were $1.6 million.
SHARE-BASED COMPENSATION PLANS
For the nine months ended September 30, 2019, APUC recorded $7.3 million in total share-based compensation expense as compared to $6.0 million for the same period in 2018. The compensation expense is recorded as part of administrative expenses in the consolidated statement of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at September 30, 2019, total unrecognized compensation costs related to non-vested options and share unit awards were $1.5 million and $12.1 million, respectively, and are expected to be recognized over a period of 1.92 and 1.86 years, respectively.
Stock Option Plan
APUC has a stock option plan that permits the grant of share options to key officers, directors, employees and selected service providers. Except in certain circumstances, the term of an option shall not exceed ten (10) years from the date of the grant of the option.
APUC determines the fair value of options granted using the Black-Scholes option-pricing model.  The estimated fair value of options, including the effect of estimated forfeitures, is recognized as an expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. During the nine months ended September 30, 2019, the Company granted 1,113,775 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of C$14.96, the market price of the underlying common share at the date of grant. During the year, executives of the Company exercised 3,882,505 stock options at a weighted average exercise price of $11.23 in exchange for 841,288 common shares issued from treasury and 3,041,217 options were settled at their cash value as payment for the exercise price and tax withholdings related to the exercise of the options.
As at September 30, 2019, a total of 3,523,912 options were issued and outstanding under the stock option plan.

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Performance Share Units
APUC issues performance share units (“PSUs”) and restricted share units ("RSUs") to certain members of management as part of APUC’s long-term incentive program.  During the nine months ended September 30, 2019, the Company granted (including dividends and performance adjustments) 1,360,321 PSUs and RSUs to executives and employees of the Company. During the nine months ended September 30, 2019, the Company settled 344,340 PSUs, of which 179,830 PSUs were exchanged for common shares issued from treasury and 164,510 PSUs were settled at their cash value as payment for tax withholdings related to the settlement of the PSUs. Additionally, during the nine months ended September 30, 2019, a total of 75,490 PSUs were forfeited.
As at September 30, 2019, a total of 2,332,622 PSUs and RSUs were granted and outstanding under the PSU and RSU plans.
Directors' Deferred Share Units
APUC has a Directors' Deferred Share Unit Plan.  Under the plan, non-employee directors of APUC receive all or any portion of their annual compensation in deferred share units (“DSUs”) and may elect to receive any portion of their remaining compensation in DSUs.  The DSUs provide for settlement in cash or shares at the election of APUC.  As APUC does not expect to settle the DSUs in cash, these DSUs are accounted for as equity awards. During the nine months ended September 30, 2019, the Company issued 61,282 DSUs (including DSUs in lieu of dividends) to the directors of the Company.
As at September 30, 2019, a total of 441,941 DSUs had been granted under the DSU plan.
Bonus Deferral Restricted Share Units
The Company has a bonus deferral restricted share units ("RSUs") program that is available to certain employees. The eligible employees have the option to receive a portion or all of their annual bonus payment in RSUs in lieu of cash. The RSUs provide for settlement in shares, and therefore these options are accounted for as equity awards. During the nine months ended September 30, 2019, 130,592 RSUs were issued (including RSUs in lieu of dividends) to employees of the Company.
Employee Share Purchase Plan
APUC has an Employee Share Purchase Plan (the “ESPP”) which allows eligible employees to use a portion of their earnings to purchase common shares of APUC. The aggregate number of shares reserved for issuance from treasury by APUC under this plan shall not exceed 2,000,000 shares. During the nine months ended September 30, 2019, the Company issued 190,331 common shares to employees under the ESPP.
As at September 30, 2019, a total of 1,222,582 shares had been issued under the ESPP.
RELATED PARTY TRANSACTIONS
Equity-method investments
The Company entered in a number of transactions with equity-method investees in 2019 and 2018 (see Note 6 and Note 13 in the interim unaudited consolidated financial statements).
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, for the three and nine months ended September 30, 2019, the Company charged its equity-method investees $5.3 million and $18.2 million in 2019 as compared to $5.0 million and $6.9 million during the same period in 2018.
On September 30, 2019, the Company sold the Sugar Creek Wind Project to AAGES in exchange for a note receivable of $21.1 million, subject to certain adjustments. No gain was recorded on deconsolidation of the Sugar Creek Wind Project net assets. However, an amount of $15.8 million or $11.4 million, net of tax was reclassified from AOCI into earnings as a result of the discontinuation of hedge accounting on energy derivatives put in place early in the development of the Sugar Creek Wind Project (see Note 6(f) in the interim unaudited consolidated financial statements).
During the year, the Company entered into an enhanced cooperation agreement with Atlantica to, among other things, provide a framework for evaluating mutually advantageous transactions. For a period of one year from the date of the agreement, Atlantica has an exclusive right of first offer for interests in certain Liberty Power Group assets.
Redeemable non-controlling interests held by related party
Redeemable non-controlling interest held by related party represents a preference share in a consolidated subsidiary of the Company acquired by AAGES in 2018. Redemption is not considered probable as of September 30, 2019. The Company incurred non-controlling interest attributable to AAGES of $7.0 million and $20.9 million during the three and nine months ended September 30, 2019 as compared to $nil and $nil during the same period in 2018. The Company also recorded

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distributions of $3.8 million and $14.7 million during the three and nine months ended September 30, 2019 as compared to $nil and $nil during the same period in 2018.
Non-controlling interests held by related party
Non-controlling interest held by related party represents interest in a consolidated subsidiary of the Company acquired by a subsidiary of Atlantica in May 2019 (see Note 6(b) in the interim unaudited consolidated financial statements). The Company incurred non-controlling interest calculated using the HLBV method of accounting of $nil and $nil as compared to $nil and $nil during the same period in 2018. The Company recorded distributions of $2.7 million and $20.5 million during the three and nine months ended September 30, 2019 as compared to $nil and $nil during the same period in 2018.
Long Sault Hydro Facility
Effective December 31, 2013, APUC acquired the shares of Algonquin Power Corporation Inc. (“APC”) which was partially owned by Senior Executives.  APC owns the partnership interest in the 18 MW Long Sault Hydro Facility.  A final post-closing adjustment related to the transaction remains outstanding.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.
ENTERPRISE RISK MANAGEMENT
The Corporation is subject to a number of risks and uncertainties, certain of which are described below. A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, financial performance, or business of the Corporation. The actual effect of any event on the Corporation’s business could be materially different from what is anticipated or described below. The description of risks below does not include all possible risks.
Led by the Chief Compliance and Risk Officer, the Corporation has an established enterprise risk management, or ("ERM"), framework. The Corporation’s ERM framework follows the guidance of ISO 31000:2009 and the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") Enterprise Risk Management - Integrated Framework. The Corporation’s ERM framework is intended to systematically identify, assess, and mitigate the key strategic, operational, financial, and compliance risks that may impact the achievement of the Corporation’s current objectives, as well as those inherent to strategic alternatives available to the Corporation. The Corporation’s Board-approved ERM policy details the Corporation’s risk management processes, risk appetite, and risk governance structure.
As part of the risk management process, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by the Corporation’s internal ERM team. Key risks and associated mitigation strategies are reviewed by the executive-level Enterprise Risk Management Council and are presented to the Board’s Risk Committee periodically.
Risks are evaluated consistently across the Corporation using a standardized risk scoring matrix to assess impact and likelihood. Financial, reputational, and safety implications are among those considered when determining the impact of a potential risk. Risk treatment priorities are established based upon these risk assessments and incorporated into the development of the Corporation’s strategic and business plans.
The risks discussed below are not intended as a complete list of all exposures that APUC is encountering or may encounter. A further assessment of APUC and its subsidiaries’ business risks is set out in the Company's most recent AIF and annual MD&A available on SEDAR. The risks discussed below are intended to provide an update on those that were previously disclosed.
Treasury Risk Management
Interest Rate Risk
The majority of debt outstanding in APUC and its subsidiaries is subject to a fixed rate of interest and as such is not subject to significant interest rate risk in the short to medium term time horizon.
Borrowings subject to variable interest rates can vary significantly from month to month, quarter to quarter, and year to year. APUC does not actively manage interest rate risk on its variable interest rate borrowings due to the primarily short term and revolving nature of the amounts drawn.
Based on amounts outstanding as at September 30, 2019, the impact to interest expense from changes in interest rates are as follows:

•
The Corporate Credit Facility is subject to a variable interest rate and had $262.6 million outstanding as at September 30, 2019. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $2.6 million annually;

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•
The Liberty Credit Facility is subject to a variable interest rate and had no amounts outstanding as at September 30, 2019. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;

•
The Liberty Utilities Group's commercial paper program is subject to a variable interest rate and had $203.5 million outstanding as at September 30, 2019. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $2.04 million annually;

•
The Liberty Power Credit Facility is subject to a variable interest rate and had $191.8 million outstanding as at September 30, 2019. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $1.9 million; and

•
The corporate term facility is subject to a variable interest rate and had $135.0 million outstanding as at September 30, 2019. A 100 basis point change in the variable rate charged would impact interest expense by $1.4 million annually.

On September 6, 2019 the Company entered into a floating-to-fixed swap to hedge the floating rate component of interest from years 5 to 10 on the $350.0 million fixed-to-floating subordinated notes that were issued on May 23, 2019 (the "May Notes"). This resulted in an effective interest rate to the Company for the May Notes of approximately 5.6% from years 5 to 10.
OPERATIONAL RISK MANAGEMENT
Succession Planning and Leadership Development
As previously disclosed, APUC continues to focus efforts on succession planning and leadership development with a view to ensuring a smooth transition to the appointment of APUC’s next Chief Executive Officer.  These actions are intended to support a seamless transition to the next generation of executive leadership so as to continue the Company’s trajectory of growth and shareholder value creation.
Litigation Risks and Other Contingencies
APUC and certain of its subsidiaries are involved in various litigation, claims and other legal and regulatory proceedings that arise from time to time in the ordinary course of business.  Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable.  Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery.
Claim by Gaia Power Inc.
On October 30, 2018, Gaia Power Inc. (“Gaia”) commenced an action in the Ontario Superior Court of Justice against APUC and certain of its subsidiaries, claiming damages of not less than C$345 million and punitive damages in the sum of C$25 million.  The action arises from Gaia’s 2010 sale, to a subsidiary of APUC, of Gaia’s interest in certain proposed wind farm projects in Canada.  Pursuant to a 2010 royalty agreement, Gaia is entitled to royalty payments if the projects are developed and achieve certain agreed targets.
The parties have since agreed to arbitrate the matter pursuant to the royalty agreement's arbitration clause.  APUC and the other respondents have delivered their responses to Gaia's notice of arbitration, and the parties are currently in the process of exchanging documentary productions.   It is too early to determine the likelihood of success in this lawsuit, however APUC intends to vigorously defend it.

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QUARTERLY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information for the eight quarters ended September 30, 2019:

(all dollar amounts in $ millions except per share information)	4th Quarter 2018	1st Quarter 2019	2nd Quarter 2019	3rd Quarter 2019
Revenue	$419.9	$477.2	$343.6	$365.6
Net earnings attributable to shareholders	44.0	86.4	156.6	115.8
Net earnings per share	0.09	0.17	0.31	0.23
Adjusted Net Earnings[1]	70.5	93.8	55.0	69.2
Adjusted Net Earnings per share[1]	0.14	0.19	0.11	0.14
Adjusted EBITDA[1]	196.9	231.5	189.8	186.9
Total assets	9,389.0	9,671.3	10,034.3	10,618.9
Long term debt[2]	3,337.3	3,651.9	3,782.3	4,276.6
Dividend declared per common share	$0.13	$0.13	$0.14	$0.14

	4th Quarter 2017	1st Quarter 2018	2nd Quarter 2018	3rd Quarter 2018
Revenue	$409.5	$494.3	$366.1	$366.2
Net earnings attributable to shareholders	47.2	17.6	65.5	57.9
Net earnings per share	0.11	0.04	0.14	0.12
Adjusted Net Earnings[1]	67.0	141.0	50.9	49.7
Adjusted Net Earnings per share[1]	0.16	0.32	0.11	0.10
Adjusted EBITDA[1]	185.8	279.0	160.8	165.5
Total assets	8,395.6	8,941.8	8,920.7	9,389.0
Long term debt[2]	3,080.5	3,832.7	3,448.1	3,337.3
Dividend declared per common share	$0.12	$0.12	$0.13	$0.13

1	See Non-GAAP Financial Measures.
2	Includes current portion of long-term debt, long-term debt and convertible debentures.
The quarterly results are impacted by various factors including seasonal fluctuations and acquisitions of facilities as noted in this MD&A.
Quarterly revenues have fluctuated between $343.6 million and $494.3 million over the prior two year period. A number of factors impact quarterly results, including acquisitions, seasonal fluctuations, and winter and summer rates built into the PPAs. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar relative to the U.S. dollar, which can result in significant changes in reported revenue from Canadian operations.
Quarterly net earnings attributable to shareholders have fluctuated between $17.6 million and $156.6 million over the prior two year period. Earnings have been significantly impacted by non-cash factors such as deferred tax expense, impairment of intangibles, property, plant and equipment, and mark-to-market gains and losses on financial instruments.
DISCLOSURE CONTROLS AND PROCEDURES
APUC's management carried out an evaluation as of September 30, 2019, under the supervision of and with the participation of APUC’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of APUC’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15 (e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of September 30, 2019, APUC’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by APUC in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

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MANAGEMENT REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING
Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting. Management, as at the end of the period covered by this interim filing, designed internal controls over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The control framework management used to design the issuer's internal control over financial reporting is that established in Internal Control - Integrated Framework (2013) issued by the COSO.
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
For the nine months ended September 30, 2019, there has been no change in the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.
INHERENT LIMITATIONS ON EFFECTIVENESS OF CONTROLS
Due to its inherent limitations, disclosure controls and procedures or internal control over financial reporting may not prevent or detect all misstatements based on error of fraud. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
CRITICAL ACCOUNTING ESTIMATES AND POLICIES
APUC prepared its unaudited interim consolidated financial statements in accordance with U.S. GAAP.  The preparation of the unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities.  Significant areas requiring the use of management judgment relate to the scope of consolidated entities, useful lives and recoverability of depreciable assets, the measurement of deferred taxes and the recoverability of deferred tax assets, rate-regulation, unbilled revenue, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination.  Actual results may differ from these estimates.
APUC’s significant accounting policies and new accounting standards are discussed in notes 1 and 2 to the unaudited interim consolidated financial statements, respectively.

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